UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-18786

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PICO HOLDINGS, INC.
875 Prospect Street, Suite 301
La Jolla, California 92037

PICO HOLDINGS, INC. EMPLOYEES 401(K)
RETIREMENT PLAN AND TRUST

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 —	8

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	9
EX-23.1

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	10

EXHIBITS INDEX	11

Deloitte & Touche LLP
155 East Broad Street
18th Floor
Columbus, OH 43215-3611
USA
Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants in the
PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Columbus, OH
We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
June 25, 2008
Member of
Deloitte Touche Tohmatsu

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments:
Mutual funds	$7,123,563	$5,729,505
Common stock	1,968,478	1,983,461
Common collective trust fund	1,357,888	1,426,635

Total investments	10,449,929	9,139,601

Receivables — employer’s profit-sharing contributions	282,659	253,758

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	10,732,588	9,393,359

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	11,129	28,713

NET ASSETS AVAILABLE FOR BENEFITS	$10,743,717	$9,422,072

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Interest and dividends	$736,957	$358,771
Net (depreciation) appreciation in fair value of investments	(46,554)	413,863
Contributions:
Employer	445,745	414,896
Participants	344,621	318,253
Other	12,757	2,714

Total additions	1,493,526	1,508,497

BENEFITS PAID TO PARTICIPANTS	171,881	196,131

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,321,645	1,312,366

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,422,072	8,109,706

End of year	$10,743,717	$9,422,072

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(K)
RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (IRS).

Effective October 1, 2005, the Plan year was changed from September 30 to December 31.

Contributions — Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $15,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s board of directors.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder will be used to reduce the Plan Sponsor’s discretionary profit-sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $7,700 and $14,980 for the years ended December 31, 2007 and 2006, respectively, were used to reduce the Plan Sponsor’s discretionary profit-sharing contribution.

Vesting — Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Effective January 1, 2007, the vesting schedule for discretionary employer contributions to the Plan was amended, allowing participants to become partially vested after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage
Less than 2	—%
2	20
3	40
4	60
5	80
6 or more	100
Investment Options — Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including common collective trust funds. In addition, participants are able to invest in the stock of the Plan Sponsor.

Loans to Participants — Loans to participants are not permitted under the Plan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. If the value of the participant’s account is $1,000 or less, the Trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2007 and 2006.

Plan Termination — While the Plan Sponsor has not expressed any intent to discontinue the Plan or its contributions thereto, it has the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants’ account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation — Investments in mutual funds and Plan Sponsor common stock fund are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The MCM Stable Asset Fund is a stable value fund that is a commingled pool of the Union Bond & Trust Company. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Administrative Expenses — The Plan’s expenses are paid by the Plan Sponsor.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Investment Risk — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	TAX STATUS

The IRS has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2007 and 2006, consisted of the following:

	2007	2006
PICO Holdings, Inc., common stock	$1,968,478	$1,983,461

Mutual funds:
Royce Premier Fund	1,150,774	929,614
Columbia Intermediate Bond Z	910,887	772,529
Washington Mutual Investors	796,372	867,869
Europacific Growth Fund	1,021,371	794,441
Growth Fund of America	778,919	577,910
Dreyfus Emerging Markets	623,270

Common Collective Trusts:
MCM Stable Asset Value Fund	1,369,017	1,426,635
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2007	2006
Net appreciation (depreciation) in fair value of investments whose fair value was determined by quoted market price:
Common stock	$(73,335)	$144,584
Mutual funds	26,781	269,279

Total	$(46,554)	$413,863

5.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan custodian, and Citistreet Retirement Services is the recordkeeper. The Plan Sponsor pays all administrative expenses of the Plan. These totaled approximately $39,000 and $36,000 in 2007 and 2006, respectively.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2007 and 2006, the Plan held 58,550 and 57,045 shares, respectively, of common stock of, the Plan Sponsor, with a cost basis of $939,944 and $857,421, respectively. During the year ended December 31, 2007, the Plan recorded no dividend income from such shares.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
******

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Number		Fair
	of		Market
Description	Shares	Cost	Value
INVESTMENTS:
Mutual funds:
AIM Energy Fund Investor Class	4,575	$225,131	$204,113
AIM Global Health Care Fund	7,373	216,344	212,786
Aston Montag & Caldwell	10,159	273,193	271,868
Blackrock International Value	3,130	95,264	92,173
Columbia Intermediate Bond Z	103,746	928,725	910,887
Dreyfus Emerging Markets	31,336	651,452	623,270
Dreyfus US Treasury Long	2,004	31,924	33,375
Europacific Growth Fund	20,165	779,116	1,021,371
Gamco Growth	3,472	104,225	125,537
Growth Fund of America	23,052	744,294	778,919
ING GNMA Income Fund	1,958	16,550	16,525
Legg Mason S&P 500	18,969	244,864	283,200
NB Focus Trust	11,750	328,110	235,594
Royce Premier Fund	66,289	963,082	1,150,773
RS Smaller Co	8,759	202,191	179,202
T Rowe Price International Bond Fund	18,629	183,349	187,598
Washington Mutual Investors	23,730	717,508	796,372

Total mutual funds		6,705,322	7,123,563

Common collective trust fund — MCM Stable Asset Value Fund	87,324	1,198,756	1,357,888

* PICO Holdings, Inc., common stock		939,994	1,968,478

TOTAL		$8,844,072	$10,449,929

*	Party-in-interest.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

/s/ Maxim C. W. Webb

Date: June 30, 2008	Chief Financial Officer and Treasurer

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K
For plan year ended December 31, 2007
INDEX TO THE EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm